EXHIBIT 5

EXECUTION VERSION

ESCROW AGREEMENT

This Escrow Agreement, dated this 14th day of November, 2014 (this “Agreement”), is entered into by and among FleetCor Technologies, Inc., a Delaware corporation (“Parent”), Ceridian LLC, a Delaware limited liability company (the “Stockholder”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as escrow agent (“Escrow Agent”).  Each of Parent, Stockholder and Escrow Agent is a referred to as a “Party” and collectively as the “Parties”.

RECITALS

A.           Parent, FCHC Project, Inc., a wholly owned subsidiary of Parent (the “Merger Sub”), Comdata Inc., a Delaware corporation (the “Company”) and the Stockholder have entered into an Agreement and Plan of Merger, dated as of August 12, 2014 (as may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub shall merge with and into the Company (the “Merger”).    Capitalized terms used herein without definitions shall have the meanings assigned to such terms in the Merger Agreement.

B.           The Merger Agreement contemplates the establishment of an escrow arrangement to (1) support Stockholder’s obligation to provide payments in connection with any adjustment pursuant to Section 2.05 of the Merger Agreement and (2) support Stockholder’s obligation to hold harmless and indemnify each of the Parent Covered Parties for any indemnifiable Losses which are suffered or incurred by any of the Parent Covered Parties as set forth in the Merger Agreement.

In consideration of the promises and agreements of the Parties and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1
ESCROW DEPOSIT

Section 1.1 Receipt of Adjustment Escrow Shares. Pursuant to Section 2.02(a)(ii)(1) of the Merger Agreement, on the Closing Date, Parent shall deliver to the Escrow Agent an aggregate of 356,115 shares of Parent Common Stock in book entry form (the “Adjustment Escrow Shares”) to be held as a book position in the name of American Stock Transfer & Trust Company, LLC, as escrow agent. The Adjustment Escrow Shares, plus all distributions, payments and non-cash dividends thereon received by the Escrow Agent, less any Adjustment Escrow Shares distributed, delivered or paid pursuant to the Agreement, are collectively referred to as the “Adjustment Escrow Property.” The Escrow Agent agrees to hold the Adjustment Escrow Property in a designated escrow account, which shall be referred to herein as the “Adjustment Escrow Account.”

Section 1.2 Receipt of Indemnity Escrow Shares. Pursuant to Section 2.02(a)(ii)(2) of the Merger Agreement, on the Closing Date, Parent shall deliver to the Escrow Agent an aggregate of 1,898,254 shares of Parent Common Stock in book entry form (the “Indemnity Escrow Shares” and, together with the Adjustment Escrow Shares, the “Escrow Shares”) to be held as a book position in the name of American Stock Transfer & Trust Company, LLC, as escrow agent. The Indemnity Escrow Shares, plus all distributions, payments and non-cash dividends thereon received by the Escrow Agent, less any Indemnity Escrow Shares distributed, delivered or paid pursuant to the Agreement, less any releases pursuant to Section 1.6, are collectively referred to as the “Indemnity Escrow Property” and, together with the Adjustment Escrow Property, the “Escrow Property.” The Escrow Agent agrees to hold the Indemnity Escrow Property in a designated escrow account, which shall be referred to herein as the “Indemnity Escrow Account and, together with the Adjustment Escrow Account, the “Escrow Accounts”.

Section 1.3 Voting of Escrow Shares. The Stockholder shall be the beneficial owner of the Escrow Shares, and the Stockholder shall be entitled to exercise all voting rights and all other rights with respect to their Escrow Shares. The Stockholder shall have the right to direct the Escrow Agent in writing as to the exercise of any voting rights pertaining to the Escrow Shares, and the Escrow Agent shall comply with any such written instructions.  In the absence of such instructions, the Escrow Agent shall not vote any of the Escrow Shares.

Section 1.4 Security Interest. To the extent and so long as the Escrow Property is held in the Escrow Accounts hereunder, Parent shall have, and the Stockholder hereby grants, as of and from the date of this Agreement, a perfected, first-priority security interest in (a) the Adjustment Escrow Property to secure payment of amounts, if any, payable to Parent with respect to Section 2.05 of the Merger Agreement and (b) the Indemnity Escrow Property to secure payment of amounts, if any, payable to the Parent Covered Parties in respect of Stockholder’s obligations under Section 7.08 and Article X of the Merger Agreement (such interest, the “Parent Security Interest”).  In connection therewith, Stockholder expressly agrees: (a) that the Escrow Agent is acting solely as Parent’s agent to the extent necessary to perfect the Parent Security Interest in the Escrow Property; and (b) to execute and deliver such instruments as Parent may from time to time reasonably request for the purpose of evidencing and perfecting such Parent Security Interest. Nothing in this Section 1.4 shall grant any rights to the Parent Covered Parties or the Stockholder with respect to the Escrow Property other than the rights expressly set forth in this Agreement, which shall be exclusive of any other rights or remedies now or hereafter existing at law or in equity.   Upon the release or distribution of Escrow Property pursuant to Sections 1.6, 2.1, 2.2 or 2.4 to the Stockholder, the security interests created pursuant to this Section 1.4 with respect to such Escrow Property shall be automatically released and terminated.

Section 1.5 Dividends, Other Property.  Parent and Stockholder agree that any shares of Parent capital stock or other property, cash distributable or issuable (whether by way of dividend, stock split or otherwise) in respect of or in sale or exchange for any Escrow Shares (including pursuant to or as a part of a merger, consolidation, acquisition of property or stock, permitted sale of stock, reorganization or liquidation involving Parent) other than cash dividends shall not be distributed or issued to the beneficial owners of such Escrow Shares, but rather shall be distributed or issued to and held by the Escrow Agent in the applicable Escrow Account as part of the applicable Escrow Property.

Section 1.6 Cash Dividends; Earnings on other Property.  The Escrow Agent shall promptly, and in any event within three (3) Business Days, release to Stockholder all (a) cash dividends in respect of the Indemnity Escrow Property and (b) all interest, property, or cash distributable in respect of the Indemnity Escrow Property (other than in respect of Indemnity Escrow Property that are of shares of stock (including Escrow Shares)).

Section 1.7 Transferability.  The interests of the Stockholder in the Escrow Account and in the Escrow Property shall not be assignable or transferable, and any attempt to assign in contravention of this Section 1.7 shall be void and have no force and effect.

Section 1.8 Fractional Shares. No fractional shares of Parent Common Stock shall be retained in or released from the Escrow Account pursuant to this Agreement.  In connection with any release of Escrow Shares from the Escrow Account, any fractions of shares below 0.5 shall be rounded down and not released to the Stockholder, and any fractions of shares equal to or above 0.5 shall be rounded up and released to the Stockholder.

Section 1.9 Tax Treatment. The Stockholder shall be treated for income tax purposes as owning the Escrow Property, and all dividends, interest and other income from investment of the Escrow Property shall, as of the end of each calendar year and to the extent required by the Internal Revenue Service, be reported as having been earned by the Stockholder, whether or not such income was disbursed during such calendar year.

Section 1.10 Sales of Escrow Shares.

a.
Direction by Stockholder. With respect to any Indemnity Escrow Shares in the Indemnity Escrow Account, upon written notice by Stockholder to Parent and Escrow Agent, Escrow Agent shall sell such Indemnity Escrow Shares in accordance with the instructions set forth in such notice by Stockholder and at the direction of the Stockholder, subject to compliance with any lock-up period, registration requirement or listing requirement for such Indemnity Escrow Shares and the gross proceeds of such sale shall not be distributed or issued to the beneficial owners of such Escrow Shares, but rather such gross proceeds shall be held by the Escrow Agent in the Indemnity Escrow Account as Indemnity Escrow Property.

b.
Substitution of Escrow Shares. If after the first anniversary of the date hereof, Stockholder delivers to Parent a letter of credit, third-party guarantee or an obligation to pay from a national financial institutional or a public company with investment grade credit that provides, in Parent’s reasonable discretion, an equivalent certainty of payment, an equivalent ability to seek recourse against, identical duration, and equivalent release and withholding terms as the Indemnity Escrow Account as a substitute for a portion of the Parent Indemnity Escrow Shares in the Indemnity Escrow Account, then Parent and Stockholder shall deliver to Escrow Agent a joint written notice under Section 2.2(f), executed by Parent and Stockholder instructing the Escrow Agent to disburse the applicable portion of the Indemnity Escrow Property in the amounts and to the parties set forth therein.

ARTICLE 2
ESCROW ADMINISTRATION AND DISTRIBUTION

Section 2.1 Administration of Adjustment Escrow Property.  Subject to Section 2.4, the Escrow Agent shall promptly release the Adjustment Escrow Property solely in the amounts, in the manner and to the parties (i) set forth in a joint written notice, executed by Parent and the Stockholder, delivered to the Escrow Agent instructing the Escrow Agent to disburse the applicable portion of the Adjustment Escrow Property in the amounts and to the parties set forth therein, or (ii) as set forth in any final, non-appealable court order (which shall be accompanied by an opinion of counsel or certification by the Parties indicating that the order issued by the court is final and non-appealable).

Section 2.2 Administration of Indemnity Escrow Property.

a. Assertion of Claims.  In order to make a claim (a “Claim”) against the Indemnity Escrow Property to support an indemnification claim by a Parent Covered Party under the Merger Agreement, Parent (whether on behalf of itself of any other Parent Covered Parties) shall deliver a written notice (an “Indemnification Demand”) pursuant to the terms of the Merger Agreement to the Stockholder with a copy to the Escrow Agent.  The Indemnification Demand shall, in addition to the other matters required by the Merger Agreement, include Parent’s good faith estimate of the amount (the “Asserted Damages Amount”) of any Losses incurred or reasonably expected to be incurred (including amounts sought by a third party) by the Parent Covered Parties (to the extent then ascertainable) relating to such Claim.  From time-to-time following the date of a Claim, Parent may update the Asserted Damages Amount by delivering written notice to each of Stockholder and Escrow Agent of such updated Asserted Damages Amount.  Parent shall not assert an Asserted Damages Amount in respect of Spinoff Taxes unless and until an audit by the IRS with respect to the Company’s 2013 consolidated federal income tax return (Form 1120) commences and shall no longer be deemed to have been provided by Parent to Stockholder from and after the time that the IRS completes its review of the Spin Transaction and indicates its agreement that the Spin-Transaction qualifies as a reorganization within the meaning of Section 368(a)(1)(D) of the Code for the Company and Ceridian HCM and under Section 355 and related provisions of the Code (including Section 361(c)(1) of the Code) for the Company and is not be taxable under Section 355(e) of the Code..

b. Response to Claims; Agreed Portions.  Within thirty (30) days after delivery of an Indemnification Demand to the Stockholder, the Stockholder shall deliver to Parent and Escrow Agent a written response (the “Response”) in which it shall:  (i) agree that the Parent Covered Party is entitled to receive all of the Asserted Damages Amount in which case the Parent Covered Party shall be entitled to payment out of the Indemnity Escrow Account of the full Asserted Damages Amount, and the Stockholder and Parent shall deliver to the Escrow Agent, within three (3) Business Days following the delivery of the Response, a written notice executed by both such parties instructing the Escrow Agent to disburse the full Asserted Damages Amount to Parent, and upon such payment the applicable Claim’s Asserted Damages Amount for such Claim shall be reduced to zero, (ii) agree that the Parent Covered Party is entitled to receive part, but not all, of the Asserted Damages Amount (such portion, the “Agreed Portion”) in which case the applicable Parent Covered Party shall be entitled to payment of the Agreed Portion and the Stockholder and Parent shall deliver to the Escrow Agent, within three (3) Business Days following the delivery of the Response, a joint written notice executed by both such Parties instructing the Escrow Agent to disburse the Agreed Portion to the Parent Covered Party and setting forth any adjustment to the Asserted Damages Amount following payment of such Agreed Portion; or (iii) dispute that the Indemnified Party is entitled to receive any of the Asserted Damages Amount.

c. Disputes.  In the event that, pursuant to Section 2.2(b), the Stockholder shall (i) dispute that the Parent Covered Party is entitled to receive any of the Asserted Damages Amount, or (ii) agree that the Parent Covered Party is entitled only to receive the Agreed Portion of the Asserted Damages Amount, the Stockholder and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to the Claim that comprises an Asserted Damages Amount.  If no such agreement can be reached after good faith negotiation within ninety (90) days after delivery of a Response, Parent shall be free to pursue such remedies as may be available to the Parent Covered Party on the terms and subject to the provisions of the Merger Agreement.

d. Calculation of Share Payments.  In the case of payments to Parent Covered Parties of shares of Parent Common Stock from the Escrow Fund in satisfaction of a Claim, the number of shares of Parent Common Stock paid to Parent shall be equal to the quotient obtained by dividing (i) the Asserted Damages Amount, the Agreed Portion, or such other Losses amount pursuant to the Merger Agreement, as applicable, by (ii) the trade volume weighted average closing trading price of Parent Common Stock for the ten trading days immediately prior to the date of payment by Escrow Agent to Parent Covered Party of such Claim.

e. Priority of Release of Shares to Stockholder.  Notwithstanding anything herein to the contrary, if immediately prior to the time of a release of Indemnity Escrow Property to Stockholder, the Indemnity Escrow Property consists of both shares of Parent Common Stock and other property (including cash or cash equivalents), then (i) cash and cash equivalents shall be first released to Stockholder in the amount of the applicable release and (ii) shares of Parent Common Stock shall only be released if all of Indemnity Escrow Property then remaining in the Indemnity Escrow Account is in the form shares of Parent Common Stock.

f. Release of Indemnity Escrow Property.  The Escrow Agent shall promptly release the Indemnity Escrow Property solely: (i) as set forth in a joint written notice, executed by Parent and Stockholder, delivered to the Escrow Agent instructing the Escrow Agent to disburse the applicable portion of the Indemnity Escrow Property in the amounts and to the parties set forth therein, (ii) as set forth in any final, non-appealable court order (which shall be accompanied by an opinion of counsel or certification by Parties indicating that the order issued by the court is final and non-appealable), (iii) as set forth in Section 1.6, (iv) as set forth in Section 2.2(b)(i) or Section 2.2(b)(ii) or (v) as set forth in Section 2.4.

Section 2.3 Security Procedure For Transfers.  The Escrow Agent shall confirm each transfer instruction received in the name of a Party by means of the security procedure selected by such Party and communicated to the Escrow Agent through a signed certificate in the form of Exhibit B-1 or Exhibit B-2 attached hereto, which upon receipt by the Escrow Agent shall become a part of this Agreement.  Once delivered to the Escrow Agent, Exhibit B-1 or Exhibit B-2 may be revised or rescinded only by a writing signed by an authorized representative of the Party.  Such revisions or rescissions shall be effective only after actual receipt and following such period of time as may be necessary to afford the Escrow Agent a reasonable opportunity to act on it.  If a revised Exhibit B-1 or B-2 or a rescission of an existing Exhibit B-1 or B-2 is delivered to the Escrow Agent by an entity that is a successor-in-interest to such Party, such document shall be accompanied by additional documentation satisfactory to the Escrow Agent showing that such entity has succeeded to the rights and responsibilities of the Party under this Agreement.

The Parties understand that the Escrow Agent’s inability to receive or confirm transfer instructions pursuant to the security procedure selected by such Party may result in a delay in accomplishing such funds transfer, and agree that the Escrow Agent shall not be liable for any loss caused by any such delay.

Section 2.4 Automatic Release of Indemnity Escrow Property. The Indemnity Escrow Account shall be reduced by release by Escrow Agent of Indemnity Escrow Property to Stockholder on the dates specified below such that amounts of Indemnity Escrow Property specified below are then-retained in the Indemnity Escrow Account following such date as follows:

(a)	As of the first anniversary of the date hereof, Escrow Agent shall retain the following Indemnity Escrow Property in the Indemnity Escrow Account:
a.	if the Indemnity Escrow Property is comprised of entirely cash, $200 million plus the Asserted Damages Amounts for all Claims; and
b.
if the Indemnity Escrow Property is not comprised of entirely cash, a number of shares of Parent Common Stock equal to (x) $200 million plus the Asserted Damages Amounts for all Claims not previously released, divided by (y) the trade volume weighted average closing trading price of Parent Common Stock for the ten trading days immediately prior to the first anniversary of the date hereof; provided, however  that if  a number of Indemnity Escrow Shares then-held by the Escrow Agent is less than the immediately preceding quotient of (x) and (y), then an amount of other Indemnity Escrow Property shall be retained such that the total fair market value of the retained Indemnity Escrow Property equals $200 million plus the Asserted Damages Amounts for all Claims.

(b)	As of the second anniversary of the date hereof, Escrow Agent shall retain the following Indemnity Escrow Property in the Indemnity Escrow Account:
a.	if the Indemnity Escrow Property is comprised of entirely cash, $100 million plus the Asserted Damages Amounts for all Claims; and
b.
if the Indemnity Escrow Property is not comprised of entirely cash, a number of shares of Parent Common Stock equal to (x) $100 million plus the Asserted Damages Amounts for all Claims not previously released, divided by (y) the trade volume weighted average closing trading price of Parent Common Stock for the ten trading days immediately prior to the second anniversary of the date hereof; provided, however that if a number of Indemnity Escrow Shares then-held by the Escrow Agent is less than the immediately preceding quotient of (x) and (y), then an amount of other Indemnity Escrow Property shall be retained such that the total fair market value of the retained Indemnity Escrow Property equals $100 million plus the Asserted Damages Amounts for all Claims.

(c)	As of the third anniversary of the date hereof, Escrow Agent shall retain the following Indemnity Escrow Property in the Indemnity Escrow Account:
a.	if the Indemnity Escrow Property is comprised of entirely cash, the Asserted Damages Amounts for all Claims not previously released; and
b.
if the Indemnity Escrow Property is not comprised of entirely cash, (x) the Asserted Damages Amounts for all Claims not previously released, divided by (y) the trade volume weighted average closing trading price of Parent Common Stock for the ten trading days immediately prior to third anniversary of the date hereof; provided, however  that if  a number of Indemnity Escrow Shares then-held by the Escrow Agent is less than the immediately preceding quotient of (x) and (y), then an amount of other Indemnity Escrow Property shall be retained such that the total fair market value of the retained Indemnity Escrow Property equals the Asserted Damages Amounts for all Claims.

Escrow Agent shall make distributions pursuant to this Section 2.4 on the third (3rd) Business Day following the first date mentioned in each of (a) through (c) above.

Section 2.5 Method of Distribution.  Any distribution of all or a portion of the Escrow Property to be made to the Stockholder pursuant to the terms of this Agreement, shall be made by delivery of such Escrow Property to the Stockholder.   Any distribution of all or a portion of the Escrow Property to be made to the Parent pursuant to the terms of this Agreement, shall be made by delivery of such Escrow Shares to Parent.

Section 2.6 Investment of Funds.  Escrow Agent is herein directed and instructed to invest and reinvest the cash portion of the Escrow Property in the investment(s) indicated on Exhibit C hereto; provided, however, that if no investment(s) is so indicated on Exhibit C hereto, Parent and Stockholder shall, pursuant to a joint written notice, direct and instruct Escrow Agent to invest and reinvest the cash portion of the Escrow Property in one or more of the following:

a.	direct obligations of the United States of America or obligations the principal of and the interest on which are unconditionally guaranteed by the United States of America;

b.	certificates of deposit issued by any Federal Deposit Insurance Corporation-insured bank, bank and trust company, or national banking association (subject to applicable limits);

c.	repurchase agreements or direct deposits with any bank, trust company, primary broker-dealer or national banking association; or

d.	any institutional money market fund.

With the execution of this Agreement, Parent and Stockholder acknowledge receipt of prospectuses and/or disclosure materials associated with the investment vehicle (if applicable), either through means of hardcopy or via access to the website associated with the investment(s) selected by Parent and Stockholder.  Parent and Stockholder acknowledge that they have discussed the investment(s) and are in agreement as to the selected investment(s).  The Parties acknowledge and agree that Escrow Agent will not provide supervision, recommendations or advice relating to either the investment of moneys held in the Escrow Accounts or the purchase, sale, retention or other disposition of any investment(s) described herein.  Parent and Stockholder may provide instructions changing the investment(s) of the cash portion of the Escrow Property (subject to applicable minimum investment requirements) by the furnishing of a joint written notice to Escrow Agent.

Each of the foregoing investments shall be made in the name of Escrow Agent for the benefit of Parent and Stockholder.  Any investment permitted above may be made with or  in one or more of its Affiliates or in any fund or other investment vehicle managed by Escrow Agent or an Affiliate thereof and may be effected through the facilities of Escrow Agent’s or its Affiliate’s trading or capital market operations.  The Parties acknowledge and agree that,  in connection with the Escrow Property’s investment in mutual funds or other investments, Escrow Agent (or any Affiliate thereof) receives or may receive additional compensation from mutual funds or other third parties or Affiliates that could be deemed to be in Escrow Agent’s self-interest for (x) effecting investments in securities and other investments or (y) serving as escrow agent, transfer agent, custodian, subcustodian, administrator, or shareholder servicing agent, or other non-advisory capacity.  No transactional confirmation shall be required for any investment or reinvestment transaction (buy, sale, or other) that is otherwise covered by a monthly statement.  No investment shall be made in any instrument or security that has a maturity of greater than six (6) months.  Notwithstanding anything to the contrary contained herein, Escrow Agent may, without notice to Parent or Stockholder, sell or liquidate any of the foregoing investments at any time if the proceeds thereof are required for any disbursement of Escrow Property permitted or required hereunder.  All investment earnings shall become part of the Escrow Property and investment losses shall be charged against the Escrow Accounts.  Escrow Agent shall not be liable or responsible for loss in the value of any investment made pursuant to this Agreement, or for any loss, cost or penalty resulting from any sale or liquidation of Escrow Accounts.  With respect to any Escrow Property received by Escrow Agent after 1:00 p.m., New York time, Escrow Agent shall not be required to invest such funds or to effect any investment instruction until the next day upon which Escrow Agent is open for regular business hours.

ARTICLE 3
DUTIES OF THE ESCROW AGENT

Section 3.1 Scope of Responsibility.  The Escrow Agent undertakes to perform such duties as are specifically set forth in this Agreement only in a diligent and faithful manner and shall have no duty under any other agreement or document, and no implied covenants or obligations shall be read into this Agreement against the Escrow Agent.  The Parties acknowledge that the Escrow Agent is not a party to, is not bound by, and has no duties or obligations under, the Merger Agreement, that all references in this Agreement to the Merger Agreement are for convenience, and that the Escrow Agent shall have no implied duties beyond the express duties set forth in this Agreement.

Section 3.2 Attorneys and Agents.  The Escrow Agent shall be entitled to rely on and shall not be liable for any action taken or omitted to be taken by the Escrow Agent in accordance with the advice of counsel or other professionals retained or consulted by the Escrow Agent. The Escrow Agent shall be reimbursed as set forth in Section 4.3 for any and all reasonable compensation (fees, expenses and other costs) paid and/or reimbursed to such counsel and/or professionals.  The Escrow Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians, and/or nominees.

Section 3.3 Reliance.  The Escrow Agent shall not be liable for any action taken or not taken by it in accordance with the direction or consent of the Parties or their respective agents, representatives, successors, or assigns except for its own gross negligence or willful misconduct.  The Escrow Agent shall not be liable for acting or refraining from acting upon any notice, request, consent, direction, requisition, certificate, order, affidavit, letter, or other paper or document believed by it in good faith to be genuine and correct and to have been signed or sent by the proper person or persons, without further inquiry into the person’s or persons’ authority, except for its own gross negligence or willful misconduct.  Concurrent with the execution of this Agreement, the Parties shall deliver to the Escrow Agent Exhibit B-1 and Exhibit B-2, which contain authorized signer designations in Part I thereof.

Section 3.4 Right Not Duty Undertaken.  The permissive rights of the Escrow Agent to do things enumerated in this Agreement shall not be construed as duties.

Section 3.5 No Financial Obligation.  No provision of this Agreement shall require the Escrow Agent to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Agreement.

ARTICLE 4
PROVISIONS CONCERNING THE ESCROW AGENT

Section 4.1 Indemnification.  Each of Parent and Stockholder shall jointly and severally indemnify, defend and hold harmless the Escrow Agent from and against any direct loss, liability, cost, damage and expense, including, without limitation, reasonable attorneys’ fees and expenses or other professional fees and expenses which the Escrow Agent incurred by reason of any action, claim or proceeding brought against the Escrow Agent, arising out of or in connection with the Escrow Agent carrying out its duties hereunder, unless such loss, liability, cost, damage or expense shall have been caused by the willful misconduct or gross negligence of the Escrow Agent. The provisions of this Section 4.1 shall survive the resignation or removal of the Escrow Agent and the termination of this Agreement.

Section 4.2 Resignation or Removal.  The Escrow Agent may resign by furnishing written notice of its resignation to the Parties, and Parent and the Stockholder may jointly remove the Escrow Agent by furnishing to the Escrow Agent a joint written notice of its removal along with payment of all fees and expenses to which the Escrow Agent is entitled through the date of removal.  Such resignation or removal, as the case may be, shall be effective thirty (30) days after the delivery of such notice or upon the earlier appointment of a successor, and the Escrow Agent’s sole responsibility thereafter shall be to safely keep the Escrow Property and to deliver the same to a successor escrow agent as shall be appointed by Parent and Stockholder, as evidenced by a written notice filed with the Escrow Agent or in accordance with a court order.  If Parent and Stockholder have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following the delivery of such notice of resignation or removal, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Parties.

Section 4.3 Compensation.  The Escrow Agent shall be entitled to receive from time to time fees in accordance with Exhibit A.  In accordance with Exhibit A, the Escrow Agent will also be entitled to reimbursement for reasonable and documented out-of-pocket expenses incurred by the Escrow Agent in the performance of its duties hereunder and the execution and delivery of this Agreement.  All such fees and expenses shall be paid by the Parent.

Section 4.4 Merger or Consolidation.  Any corporation or association into which the Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which the Escrow Agent is a party, shall be and become the successor escrow agent under this Agreement and shall have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.

Section 4.5 Attachment of Escrow Property; Compliance with Legal Orders.  In the event that any Escrow Property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrow Property, the Escrow Agent is hereby expressly authorized, in its sole discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction.  In the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the Parties or to any other person, firm or corporation, should, by reason of such compliance notwithstanding, such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

Section 4.6 Force Majeure.  The Escrow Agent shall not be responsible or liable for any failure or delay in the performance of its obligation under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

ARTICLE 5
MISCELLANEOUS

Section 5.1 Termination.  This Agreement shall terminate upon the release by the Escrow Agent of the entire Escrow Property in accordance with this Agreement.

Section 5.2 Successors and Assigns.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties hereto other than Parent without the prior written consent of the other Parties hereto. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 5.2 shall be null and void.

Section 5.3 Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to Parent:

FleetCor Technologies, Inc.
5445 Triangle Parkway
Norcross, Georgia 30092
Attention: Sean Bowen
Facsimile: 770-582-8236
Email: sean.bowen@fleetcor.com

with a copy (which shall not constitute notice) to:

Alston & Bird LLP

1201 West Peachtree Street
Atlanta, Georgia 30309
Fax: 404-253-8261
Attention: Chris Baugher
Email: chris.baugher@alston.com

If to Stockholder:

Ceridian LLC
3311 East Old Shakopee Road
Minneapolis, Minnesota 55425
Attention: Chief Executive Officer
Facsimile: (952) 853-3290

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Fax: (212) 310-8007
Attention: Michael J. Aiello
Email: michael.aiello@weil.com

and

Ceridian LLC
3311 East Old Shakopee Road
Minneapolis, Minnesota 55425
Attention: Office of the General Counsel
Facsimile:  (952) 853-3413
Email: legaldeptinquiries@ceridian.com

If to the Escrow Agent:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Attention: General Counsel
Telephone: (718) 921-8200
Facsimile:  (718) 331-1852

Section 5.4 Governing Law; Jurisdiction

a.
This Agreement and all claims, actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the actions of Parent, Stockholder or the Company in the negotiation, administration, performance and enforcement hereof and thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware (without giving effect to choice of law principles thereof).
b.
Each of the Parties hereto (i) irrevocably consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the City of Wilmington and County of New Castle in the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case any Delaware state or federal court within the City of Wilmington and County of New Castle in the State of Delaware) (such courts, collectively, the “Delaware Courts”) in the event any dispute, claim or cause of action arises out of or relates to this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court and (iii) agrees that it will not bring any claim or action arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Delaware Court.  Each of the Parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 5.3.  Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

c.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF PARENT OR THE COMPANY UNDER THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.4.

Section 5.5 Entire Agreement.  This Agreement and the exhibits hereto set forth the entire agreement and understanding of the Parties related to the Escrow Property.

Section 5.6 Amendment.  This Agreement may be amended by the Parties at any time by the entry into an instrument in writing signed on behalf of each of the Parties.

Section 5.7 Waivers.  The failure of any Party to this Agreement at any time or times to require performance of any provision under this Agreement shall in no manner affect the right at a later time to enforce the same performance.  A waiver by any Party to this Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation, or warranty contained in this Agreement.

Section 5.8 Third Party Beneficiaries.  None of the provisions of this Agreement, express or implied, is intended to provide any rights or remedies to any Person other than the Parties hereto.

Section 5.9 Headings.  Section headings of this Agreement have been inserted for convenience of reference only, shall not be deemed to be a Part of this Agreement and shall in no way restrict or otherwise modify any of the terms or provisions of this Agreement.

Section 5.10 Counterparts.  This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

Section 5.11 Specific Enforcement.  The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement.  The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

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IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

FLEETCOR TECHNOLOGIES INC.

By:	/s/ Eric Dey
	Name:	Eric Dey
	Title:	CFO

[SIGNATURE PAGE TO ESCROW AGREEMENT]

CERIDIAN LLC

By:	/s/ Bruce B. McPheeters
	Name:	Bruce B. McPheeters
	Title:	General Counsel and Secretary

[SIGNATURE PAGE TO ESCROW AGREEMENT]

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, as Escrow Agent

By:	/s/ Joseph M. Smith
	Name:	Joseph M. Smith
	Title:	Vice President

[SIGNATURE PAGE TO ESCROW AGREEMENT]